DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/19/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]
				      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS 			WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
0

14. TYPE OF REPORTING PERSON
IA

The following constitutes Amendment # 1 to the Schedule 13d filed on 8/21/07. This Amendment # 1 amends the schedule 13d as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/14/2007 there were 11,900,000 shares of common stock outstanding as of August 14, 2007. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 0 shares of PMQC or 0% of the outstanding shares.

c) During the past 60 days the following shares of PMQC were traded:
(unless previously reported).

10/19/07	SELL	1,781,770 @ $6


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA
Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/29/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos